February 20, 2009

Clifton Star Resources Inc. (CFO: TSX-V C3T: Fr.) announces that it has cancelled an option granted to a director on August 20, 2008, exercisable for 200,000 shares at $2.50 per share, and it has granted a new option to the director exercisable for 200,000 shares at $2.55 per share until February 20, 2011. Further, the options granted and announced by the Company on February 17, 2009 were two year options expiring February 17, 2011 and not one year options as announced.

In addition, the Company announces that it has amended the agreement with pro-edge consultants inc. whereby, effective January 9, 2009, pro-edge receives $1,000/month for one month and thereafter no further payments shall be made to pro-edge. The stock option held by pro-edge is amended to be exercisable for 75,000 shares at $2.70 per share expiring on March 19, 2009. The balance of the option granted to pro-edge exercisable for a further 125,000 shares of the Company has been cancelled. The reference in the Company’s news release dated February 17, 2009 to the cancelled option exercisable for 200,000 shares is corrected hereby.

Clifton Star Resources Inc. is a junior explorer and developer of five former gold producers near Duparquet, Que. It is currently awaiting a NI-43-101 compliant resource update from two international engineering consulting firms. The reports are expected in March 2009. Further, an evaluation report of the mill clean-up, tank dumps and mine tailings is expected at the end of February 2009 by one of the firms.

On behalf of the board,

Harry Miller, President

For further information:

Contact: hmiller@cliftonstarresources.com

Web site: www.cliftonstarresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.